April 2008
Filed pursuant to Rule 433 March 26, 2008
Relating to Preliminary Pricing Supplement No. 580 dated March 26, 2008 to Registration Statement No. 333-131266
STRUCTURED INVESTMENTS
Opportunities in Equities and Commodities

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index—Excess Return Relative to the S&P 500® Index
Outperformance PLUS provide the opportunity to gain capped leveraged exposure to the relative outperformance of one index over another. If the selected index has outperformed the other index, investors will receive the stated principal amount of their investment plus a capped leveraged amount based on the relative outperformance.  If the selected index has underperformed the other index the investor will lose 1% for every 1% of relative underperformance.  The Outperformance PLUS do not offer any principal protection.
SUMMARY TERMS
Issuer:	Morgan Stanley
Original issue price:	$10 per Outperformance PLUS (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per Outperformance PLUS
Pricing date:	April , 2008
Issue date:	April , 2008
Maturity date:	May 20, 2009, subject to postponement for market disruption events
Commodity Index:	S&P GSCITM Energy Index—Excess Return
SPX Index:	S&P 500® Index
Payment at maturity:
▪  If the Commodity Index outperforms the SPX Index:
    the product of (i) $10 times (ii) 1 plus (x) the outperformance return times (y) the participation rate, subject to the maximum payment at  maturity; or

▪ If the Commodity Index underperforms the SPX Index: an amount less than the stated principal amount and equal to the product of (i) $10 times (ii) 1 plus the outperformance return.
Maximum payment at maturity:	$12.40 to $12.80 (124% to 128% of the stated principal amount), as determined on the pricing date
Participation rate:	300%
Outperformance return:
The Commodity Index return less the SPX Index return
▪ If the Commodity Index outperforms the SPX Index, the outperformance return will be positive
▪ If the Commodity Index underperforms the SPX Index, the outperformance return will be negative

Commodity Index return:	Commodity Index final value – Commodity Index initial value
Commodity Index initial value
SPX Index return:	SPX Index final value – SPX Index initial value
SPX Index initial value
Commodity Index initial value:
The official settlement price of the Commodity Index as published by Standard & Poor’s Corporation or its successor on the index business day immediately following the pricing date, subject to adjustment for market disruption events

Commodity Index final value:	The official settlement price as published by Standard & Poor’s Corporation or its successor on the valuation date
SPX Index initial value:	The closing value of the SPX Index as reported on Bloomberg under ticker symbol “SPX” on the pricing date
SPX Index final value:	The closing value of the SPX Index as reported on Bloomberg under ticker symbol “SPX” on the valuation date
Valuation date:
May 13, 2009, subject to postponement for market disruption events and non-index business days as described under “Description of the Outperformance PLUS––Valuation Date” in the preliminary pricing supplement

CUSIP:	617480140
Listing:	The Outperformance PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Outperformance PLUS	$10.00	$0.15	$9.85
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Outperformance PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per Outperformance PLUS.  Please see “Syndicate Information” on page 7 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT AND THE RELATED PROSPECTUS SUPPLEMENT
AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

  Preliminary Pricing Supplement No. 580 dated March 26, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007     Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Investment Overview

Outperformance PLUS

The Outperformance PLUS based on the performance of the Commodity Index relative to the SPX Index due May 20, 2009 can be used:

▪	As an alternative to direct exposure to either underlying index that enhances returns for a certain range of outperformance

▪
Provides an opportunity to express an outperformance view on the relative performance of energy commodities over U.S. equities regardless of the absolute performance of each over the term of the Outperformance PLUS

The Outperformance PLUS are exposed on a 1:1 basis to the underperformance if the Commodity Index underperforms the SPX Index.  Accordingly, you will lose some or all of your investment if the Commodity Index underperforms the SPX Index.

Maturity:	13 months
Participation rate:	300%
Maximum Payment at Maturity:	$12.40 - $12.80 per Outperformance PLUS
Principal protection:	None
Interest:	None

Index Overview

S&P GSCITM Energy Index—Excess Return
The S&P GSCI™ Energy Index - Excess Return, or the Commodity Index, is a sub-index of the S&P GSCI™ Index—Excess Return, which we refer to as the S&P GSCI™ Index—ER, and represents only the energy components of the S&P GSCI™ Index—ER. The S&P GSCITM—ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM commodities included in the Commodity Index and their dollar weightings on March 24, 2008 are:

Commodity	Weighting
WTI Crude Oil	52.03%
Brent Crude Oil	18.63%
Gasoline	6.05%
Heating Oil	6.93%
Gasoil	6.90%
Natural Gas	9.47%

S&P 500® Index
The S&P 500® Index, or the SPX Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on March 24, 2008:

Commodity Index		SPX Index
Bloomberg Ticker:	SPGSENP*	Bloomberg Ticker:	SPX
Current Index Closing Value:	572.61	Current Index Closing Value:	1,349.88
52 Weeks Ago:	392.65	52 Weeks Ago:	1,437.50
52 Week High Index Closing Value (on 3/13/08):	614.05	52 Week High Index Closing Value (on 10/9/07):	1,565.15
52 Week Low Index Closing Value (on 5/07/07):	382.52	52 Week Low Index Closing Value (on 3/10/08):	1,273.37

* The Bloomberg ticker symbol for the Commodity Index is being provided for reference purpose only.  The Commodity Index Initial Value and the Commodity Index Final Value will be determined based on the prices published by the publisher of the Commodity Index.

April 2008	Page 2

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Outperformance Return
The following graph plots the Outperformance Returns of the Commodity Index relative to the SPX Index over rolling thirteen month periods commencing on each day in the ten-year period from February 24, 1997 to February 24, 2007.  Accordingly, each plot point in the graph below represents the Outperformance Return as calculated for the thirteen-month period ending on the day related to the plot point within the ten-year period commencing on March 24, 1998 and ending on March 24, 2008 (e.g. the plot point for March 24, 2008 shows the Outperformance Return for the thirteen months from February 24, 2007 to March 24, 2008).

Outperformance Return Calculated for each day from March 24, 1998 to March 24, 2008

The following graph plots the respective historical percentage performances of the Commodity Index and the SPX Index for the period from January 1, 2003 to March 24, 2008, using the values of the indices on January 1, 2003 as the starting point.  We obtained the information below from Bloomberg Financial Markets, without independent verification.

Commodity Index Performance vs SPX Index Performance January 1, 2003 to March 24, 2008

April 2008	Page 3

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Key Investment Rationale
For investors who believe energy commodities as represented by the Commodity Index will outperform the stocks as represented by the SPX Index over the thirteen-month term of the Outperformance PLUS, the Outperformance PLUS offer a capped 300% leveraged upside on any outperformance of the Commodity Index over the SPX Index, with a 1% loss of principal amount for every 1% of underperformance by the Commodity Index relative to the SPX Index.
Access
Provides an opportunity to express an outperformance view on the relative performance of energy commodities over U.S. equities regardless of the absolute performance of each over the term of the Outperformance PLUS.

Upside Scenario
The Commodity Index outperforms the SPX Index and the Outperformance PLUS provides a capped 300% leveraged return based on the difference between the percentage performances of the Commodity Index and the SPX Index and redeem for the maximum payment of $12.40 to $12.80.

Downside Scenario
The Commodity Index underperforms the SPX Index and the Outperformance PLUS redeem for less than the $10 stated principal amount, and possibly zero payment if the Commodity Index underperforms the SPX Index by 100% or more.

Summary of Selected Key Risks (see page 11)

Structure Related Risks

▪	The Outperformance PLUS do not pay interest or offer any principal protection

▪	Appreciation potential is limited by the maximum payment at maturity

▪
The payment at maturity is based on the performance of the Commodity Index relative to the performance of the SPX Index, and historically, the price performances of commodity and equity indices have not been strongly positively correlated and, at times, have been negatively correlated.

▪	Investing in the Outperformance PLUS is not equivalent to investing in the Commodity Index or the SPX Index

Index Related Risks

▪	Adjustments to the Commodity Index or the SPX Index could adversely affect the value of the Outperformance PLUS

▪	Several factors have had and may in the future have an effect on the value of the Commodity Index

▪	Specific commodities prices are volatile and are affected by numerous factors specific to each market

▪	The Commodity Index may in the future include contracts that are not traded on regulated futures exchanges

▪	Higher future prices of the commodities underlying the Commodity Index relative to their current prices may adversely affect the value of the Commodity Index and the value of the Outperformance PLUS

▪	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Outperformance PLUS

▪	You have no shareholder rights with respect to the common stocks composing the SPX Index

Secondary Market Related Risks

▪	Market price influenced by many unpredictable factors

▪
The Outperformance PLUS will not be listed on any securities exchange, secondary trading may be limited and you could receive less, and possibly significantly less, than the stated principal amount per Outperformance PLUS if you try to sell your Outperformance PLUS prior to maturity

▪	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

▪	Hedging and trading activity could potentially affect the value of the Outperformance PLUS

Other Risks

▪	The U.S. federal income tax consequences of an investment in the Outperformance PLUS are uncertain

▪	Economic interests of the calculation agent and other affiliates may be potentially adverse to investor interests

▪	Credit risk to Morgan Stanley

April 2008	Page 4

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Fact Sheet
The Outperformance PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, offer no principal protection and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each $10 stated principal amount of Outperformance PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the performance of the Commodity Index relative to the performance of the SPX Index at maturity.  The Outperformance PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Issue date:	Maturity date:
April , 2008	April , 2008 (5 business days after the pricing date)	May 20, 2009

Key Terms
Issuer:	Morgan Stanley
Original issue price:	$10 per Outperformance PLUS (see “Syndicate Information” on page 7)
Stated principal amount:	$10 per Outperformance PLUS
Commodity Index:	S&P GSCITM Energy Index—Excess Return
SPX Index:	S&P 500® Index
Payment at maturity:
•  If the Commodity Index outperforms the SPX Index, the product of (i) $10 times (ii) 1 plus (x) the outperformance return times (y) the participation rate, subject to the maximum payment at maturity; or

•  If the Commodity Index underperforms the SPX Index, an amount less than the stated principal amount and equal to the product of (i) $10 times (ii) 1 plus the outperformance return.
Please see “How the Outperformance PLUS Work” on page 8.

Maximum payment at maturity:	$12.40 to $12.80 (124% to 128% of the stated principal amount), as determined on the pricing date
Participation rate:	300%
Outperformance return:
The Commodity Index return less the SPX Index return
•  If the Commodity Index outperforms the SPX Index, the outperformance return will be positive
•  If the Commodity Index underperforms the SPX Index, the outperformance return will be negative

Commodity Index return:	Commodity Index final value – Commodity Index initial value Commodity Index initial value
The Commodity Index initial value and the Commodity Index final value will be determined based on the prices published by the Commodity Index publisher.
SPX Index return:	SPX Index final value – SPX Index initial value SPX Index initial value
Commodity Index initial value:
The official settlement price of the Commodity Index as published by Standard & Poor’s Corporation or its successor on the index business day immediately following the pricing date, subject to adjustment for certain market disruption events
If the Commodity Index initial value as finally determined by the Commodity Index publisher or its successor differs from the Commodity Index initial value specified in these preliminary terms, we will include the definitive Commodity Index initial value in an amended pricing supplement.

Commodity Index final value:	The official settlement price as published by Standard & Poor’s Corporation or its successor on the valuation date
SPX Index initial value:	The closing value of the SPX Index as reported on Bloomberg under ticker symbol “SPX” on the pricing date
SPX Index final value:	The closing value of the SPX Index as reported on Bloomberg under ticker symbol “SPX” on the valuation date

April 2008	Page 5

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Valuation date:
May 13, 2009, subject to postponement for market disruption events and non-index business days as described under “Description of the Outperformance PLUS––Valuation Date” in the accompanying preliminary pricing supplement

Risk factors:	Please see “Risk Factors” on page 11.

General Information
Listing:	The Outperformance PLUS will not be listed on any securities exchange.
CUSIP:	617480140
Minimum ticketing size:	100 Outperformance PLUS
Tax consideration:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Outperformance PLUS offered under this document and is superseded by the following discussion.

Although the issuer believes that, under current law, each Outperformance PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Outperformance PLUS.

Assuming this characterization of the Outperformance PLUS is respected, the following U.S. federal income tax consequences should result based on current law:
¡ A U.S. Holder should not be required to recognize taxable income over the term of the Outperformance PLUS prior to maturity, other than pursuant to a sale or exchange.

¡ Upon sale, exchange or settlement of the Outperformance PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Outperformance PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the Outperformance PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Outperformance PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Outperformance PLUS, possibly with retroactive effect.  Both U.S. and non-U.S. investors considering an investment in the Outperformance PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax Disclosure Sections”) and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Outperformance PLUS, including possible alternative treatments and the issues presented by this notice.

Investors should note that the accompanying pricing supplement does not address the tax consequences to an investor holding the Outperformance PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction.  An investor who holds any securities the return on which is based on or linked to the performance of the S&P 500 Index or any underlying component thereof should discuss with its tax adviser the U.S. federal income tax consequences of investing in the Outperformance PLUS (including the potential application of the “straddle” rules).

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

April 2008	Page 6

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Use of proceeds and hedging:
The net proceeds we receive from the sale of the Outperformance PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Outperformance PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Outperformance PLUS by trading in swaps or futures contracts on the Commodity Index and on the commodity contracts underlying the Commodity Index and/or trading short in the stocks underlying the SPX Index, or by taking positions in options on the stocks underlying the SPX Index and options on the SPX Index, as well as in other instruments related to the Commodity Index and the SPX Index.  We cannot give any assurance that our hedging activities will not affect the value of the Commodity Index or the SPX Index and, therefore, adversely affect whether the Commodity Index outperforms the SPX Index, the value of the Outperformance PLUS or the payment you will receive at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying preliminary pricing supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue Price of the Outperformance PLUS	Selling Concession	Principal Amount of Outperformance PLUS for any single investor
$10.0000	$0.150	<$999K
$9.9750	$0.125	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.9500	$0.100	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Outperformance PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the Outperformance PLUS.  We encourage you to read the preliminary pricing supplement, the prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 7

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

How the Outperformance PLUS Work
The following graph illustrates the payout on an Outperformance PLUS at maturity for a range of hypothetical outperformance returns.  Outperformance return is a measure of the relative performance of the Commodity Index to the SPX Index, not of the standalone performance of the Commodity Index or the SPX Index.  The outperformance return can be negative even when the Commodity Index level has increased over the term of the Outperformance PLUS and can be positive even when the Commodity Index level has declined.  Please see the “Examples – Relative Index Performances” below. The Outperformance PLUS zone illustrates the leveraging effect of the participation rate.  The graph is based on the following terms:

Stated principal amount per Outperformance PLUS:	$10

Participation rate:	300%

Hypothetical maximum payment at maturity:	$12.60

Payment at Maturity

April 2008	Page 8

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

How it works

▪
If the Commodity Index outperforms the SPX Index so that the Commodity Index return is equal to or greater than the SPX Index return, the outperformance return will be equal to or greater than zero and an investor will realize a payment at maturity based on that outperformance return and the participation rate, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at an outperformance return of approximately 8.6667%.

▪	If the outperformance return is 5%, the investor would receive a 15% return, or $11.50.

▪	If the outperformance return is 25%, the investor would receive the hypothetical maximum payment at maturity of 126% of the stated principal amount, or $12.60.

▪
If the Commodity Index underperforms the SPX Index so that the SPX Index return is greater than the Commodity Index return, the payment at maturity will be an amount which is less than the stated principal amount based on a 1% loss of principal for each 1% of underperformance.

▪	If the outperformance return is – 15%, the investor would receive a – 15% return, or $8.50.

▪	If the outperformance return is – 100%, the investor would receive zero payment at maturity.

Examples – Relative Index Performances
The following examples demonstrate the effect of the relative performances of each of the Commodity Index and SPX Index on your investment return and are based on the hypothetical terms set out on the preceding page.

	Example 1	Example 2	Example 3	Example 4	Example 5
Commodity Index return:	7%	– 10%	30%	15%	5%
SPX Index return:	2%	– 15%	5%	30%	105%
Amount of outperformance:	5%	5%	25%	-	-
Amount of underperformance:	-	-	-	15%	100%
Outperformance return:	5%	5%	25%	– 15%	– 100%
Payment at maturity:	$11.50	$11.50	$12.60	$8.50	$0.00
Return on Outperformance PLUS:	15%	15%	26%	– 15%	– 100%

April 2008	Page 9

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

In Example 1, the Commodity Index has increased 7% and the SPX Index has increased 2%, giving an outperformance return of 5% (representing the difference between the performance of the Commodity Index and the performance of the SPX Index).  The payment at maturity is therefore $11.50, which represents a 15% return on the Outperformance PLUS.

Payment at maturity = ($10 times [1 + (5% x 300%)]), subject to the maximum payment at maturity = $11.50

In Example 2, the Commodity Index has decreased 10% and the SPX Index has decreased 15%, giving an outperformance return of 5% (representing the difference between the performance of the Commodity Index and the performance of the SPX Index).  The payment at maturity is therefore $11.50, which represents a 15% return on the Outperformance PLUS.

Payment at maturity = ($10 times [1 + (5% x 300%)]), subject to the maximum payment at maturity = $11.50

Accordingly, even though the Commodity Index has decreased over the term of the Outperformance PLUS, it has still outperformed the SPX Index and as such, you will receive a positive return on your investment.

In Example 3, the Commodity Index has increased 30% and the SPX Index has increased 5%, giving an outperformance return of 25% (representing the difference between the performance of the Commodity Index and the performance of the SPX Index).  Because the outperformance return is greater than 8.6667%, the payment at maturity is therefore the hypothetical maximum payment at maturity of $12.60, which represents a 26% return on the Outperformance PLUS.

Payment at maturity = ($10 times [1 + (25% x 300%)]), subject to the maximum payment at maturity = $12.60

Accordingly, even though the Commodity Index has outperformed the SPX Index by 25%, your payment at maturity is capped by the hypothetical maximum payment at maturity of 126% of the stated principal amount (or $12.60).  You will not receive the benefit of any outperformance in excess of the maximum payment at maturity.

In Example 4, the Commodity Index has increased 15% and the SPX Index has increased 30%, giving an outperformance return of – 15% (representing the difference between the performance of the Commodity Index and the performance of the SPX Index).  Because the Commodity Index has underperformed relative to the SPX Index, the payment at maturity is $8.50, which represents a – 15% return on the Outperformance PLUS.

Payment at maturity = $10 times [1 + (– 15%)] = $8.50

Accordingly, even though the Commodity Index has increased over the term of the Outperformance PLUS, it has underperformed the SPX Index and as such, you will receive a payment at maturity which is less than the $10 stated principal amount by an amount proportionate to the underperformance.

In Example 5, the Commodity Index has increased 5% and the SPX Index has increased 105%, giving an outperformance return of – 100% (representing the difference between the performance of the Commodity Index and the performance of the SPX Index).  The payment at maturity is therefore $0.00, which represents a – 100% return on the Outperformance PLUS.

Payment at maturity = $10 times [1 + (– 100%)]) = $0.00

Accordingly, even though the Commodity Index has increased over the term of the Outperformance PLUS, it has underperformed the SPX Index by 100% and as such, you will receive zero payment at maturity.  If the outperformance return is equal to or less than – 100%, you will lose all of your investment in the Outperformance PLUS.

April 2008	Page 10

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Risk Factors
The Outperformance PLUS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Outperformance PLUS.  Accordingly, investors should consult with their own financial and legal advisors as to the risks entailed by an investment in the Outperformance PLUS and the suitability of such Outperformance PLUS in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the Outperformance PLUS.  For a complete list of risk factors, please see the accompanying preliminary pricing supplement, the prospectus supplement and the prospectus.

Structure Specific Risk Factors

▪
The Outperformance PLUS do not pay interest nor guarantee return of principal. The terms of the Outperformance PLUS differ from those of ordinary debt securities in that we will not pay you interest and will not offer any principal protection.  Instead, at maturity you will receive for each $10 stated principal amount of Outperformance PLUS that you hold an amount in cash based upon the performance of the Commodity Index relative to the performance of the SPX Index.  If the Commodity Index underperforms the SPX Index, you will receive an amount in cash at maturity that is less than the $10 stated principal amount by an amount proportionate to the negative outperformance return.  You will lose some or all of your investment in the Outperformance PLUS if the Commodity Index underperforms the SPX Index.

▪
Appreciation potential is limited.  The appreciation potential of the Outperformance PLUS is limited by the maximum payment at maturity of $12.40 to $12.80, or 124% to 128% of the stated principal amount.  Although the participation rate provides 300% exposure to any positive outperformance return, because the payment at maturity will be limited to 124% to 128% of the stated principal amount for the Outperformance PLUS, the enhanced return provided by the participation rate is progressively reduced as the outperformance return exceeds 8% to approximately 9.3333%.

▪
The payment at maturity is based on the performance of the Commodity Index relative to the performance of the SPX Index, and historically, the price performances of commodity and equity indices have not been strongly positively correlated and, at times, have been negatively correlated. The payment at maturity is based on the performance of the Commodity Index relative to the performance of the SPX Index.  Accordingly, the Commodity Index must increase over the term of the Outperformance PLUS by a greater percentage (or, if the SPX Index and the Commodity Index both decrease, decrease by lower percentage) than the percentage increase (or decrease, if applicable) of the SPX Index.  If the Commodity Index underperforms the SPX Index, you will lose some or all of your money on your investment even if the Commodity Index has increased over the term of the Outperformance PLUS.  Price movements in either index will affect the payment at maturity and a decrease in the Commodity Index combined with an increase in the SPX Index will amplify the underperformance and consequently the loss on the Outperformance PLUS at maturity.  In addition, the two indices represent different asset classes and the prices of commodities and equities have not historically been strongly positively correlated and, at times, have been negatively correlated, which means that these prices have tended to move in opposite directions. As a result, the Outperformance PLUS could suffer more significant risks of loss if this trend continues such and commodities prices decline, than if the underlying assets had been from the same asset class.

▪
Investing in the Outperformance PLUS is not equivalent to investing in the Commodity Index or the SPX Index. Investing in the Outperformance PLUS is not equivalent to investing in the Commodity Index, the commodities and the commodity futures contracts underlying the Commodity Index, or the SPX Index and the stocks underlying the SPX Index.  Unlike a direct investment in the Commodity Index or the SPX Index, if the Commodity Index underperforms the SPX Index, you will lose money on your investment, even if the Commodity Index has increased over the term of the Outperformance PLUS.

April 2008	Page 11

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Index Specific Risks Factors

▪
Adjustments to the Commodity Index or the SPX Index could adversely affect the value of the Outperformance PLUS.  Standard & Poor’s Corporation, which we refer to as S&P, may discontinue or suspend calculation or publication of the Commodity Index or the SPX Index, respectively, at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the Outperformance PLUS insofar as, for example, MS & Co. is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on the valuation date, MS& Co., as the calculation agent, will determine the value of the discontinued index in accordance with the formula for calculating such index last in effect prior to its discontinuance and determine the payout on the Outperformance PLUS.

▪
Several factors have had and may in the future have an effect on the value of the Commodity Index.  Investments, such as the Outperformance PLUS, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; energy, environment, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; natural disasters; wars; political and civil upheavals; acts of terrorism; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the value of the Commodity Index and of your Outperformance PLUS in varying ways, and different factors may cause the value of different commodity contracts underlying the Commodity Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

▪
Specific commodities prices are volatile and are affected by numerous factors specific to each market.  The Commodity Index is a production-weighted index of the principal energy commodities and currently include WTI crude oil, Brent crude oil, gasoline, heating oil, gasoil and natural gas.  It is designed to be a measure of the performance over time of the markets for these commodities and is composed of energy futures contracts traded on regulated futures exchanges.  Energy commodity prices are primarily affected by the global demand for and supply of the commodities, but are also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for energy is linked to general economic activity, as well as government regulations such as environmental or consumption policies.  In addition, prices for energy are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war or the prospect of war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.   Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

▪
The Commodity Index may in the future include contracts that are not traded on regulated futures exchanges.  The Commodity Index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”).  At present, the Commodity Index continues to be composed exclusively of regulated futures contracts.  As described below, however, the Commodity Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges.  In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories.  As a result, the trading of contracts on such facilities and the inclusion of such contracts in the indices may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

April 2008	Page 12

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

▪
Higher future prices of the commodities underlying the Commodity Index relative to their current prices may adversely affect the value of the Commodity Index and the value of the Outperformance PLUS.  The Commodity Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the Commodity Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the Commodity Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the Commodity Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Commodity Index and, accordingly, the value of the Outperformance PLUS.

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Outperformance PLUS.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the Commodity Index and, therefore, the value of the Outperformance PLUS.

▪
You have no shareholder rights with respect to the common stocks composing the SPX Index. As an investor in the Outperformance PLUS, you will not have voting rights, the right to receive dividends or other distributions or any other rights with respect to the stocks that underlie the SPX Index.

Secondary Market Specific Risk Factors

▪
Market price influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the market price of the Outperformance PLUS, including: the value and performance of the Commodity Index and the SPX Index at any time, and in particular, whether the Commodity Index is outperforming or underperforming the SPX Index; changes in the volatility (frequency and magnitude of changes in values) of the Commodity Index and the SPX Index; the market prices of the commodities and the commodity futures contracts underlying the Commodity Index, and the volatility of such prices, trends of supply and demand for the commodities underlying the Commodity Index at any time, interest and yield rates in the market; geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the commodity contracts underlying the Commodity Index or commodities generally or stocks underlying the SPX Index or stock markets generally and that may affect the closing values of the Commodity Index and the SPX Index on the valuation date; the extent of any actual or perceived positive or negative correlation between the prices for commodities and equities; the time remaining until the Outperformance PLUS mature; the dividend rate on the stocks underlying the SPX Index; and our creditworthiness.  Some or all of these factors will influence the price that you will receive if you sell your Outperformance PLUS prior to maturity.

▪
The Outperformance PLUS will not be listed on any securities exchange.  The Outperformance PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Outperformance PLUS.  MS & Co. currently intends to act as a market maker for the Outperformance PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Outperformance PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the Outperformance PLUS, the price at which you may be able to trade your Outperformance PLUS is

April 2008	Page 13

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Outperformance PLUS.  Because it is not possible to predict whether the market for the Outperformance PLUS will be liquid or illiquid, you should be willing to hold your Outperformance PLUS to maturity.

▪
Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Outperformance PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Outperformance PLUS, as well as the projected profit included in the cost of hedging our obligations under the Outperformance PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
Hedging and trading activity could potentially affect the value of the Outperformance PLUS.  MS & Co. and other affiliates of ours will carry out hedging activities related to the Outperformance PLUS (and possibly to other instruments linked to the Commodity Index, the commodities and the commodity futures contracts underlying the Commodity Index or the SPX Index and its component stocks), including trading in swaps or futures contracts on the Commodity Index and on the commodity contracts underlying the Commodity Index and/or trading short in the stocks underlying the SPX Index, and by taking positions in options on the stocks underlying the SPX Index and options on the SPX Index, as well as in other instruments related to the Commodity Index and the SPX Index.  MS & Co. and some of our other subsidiaries also trade in financial instruments related to the Commodity Index or the prices of the commodity contracts underlying the Commodity Index and the stocks underlying the SPX Index and other financial instruments related to the SPX Index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the price of the Commodity Index and/or decrease the value of the SPX Index and, as a result, could adversely affect the values at which the Commodity Index and the SPX Index must close before you receive a payment at maturity that is equal to or exceeds the principal amount of the Outperformance PLUS.  Additionally, such hedging or trading activities during the term of the Outperformance PLUS could potentially affect the values of the Commodity Index and the SPX Index, including their performance relative to each other and, accordingly, the amount of cash you will receive at maturity.

Other Risk Factors

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The U.S. federal income tax consequences of an investment in the Outperformance PLUS are uncertain. Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Outperformance PLUS.  If the IRS were successful in asserting an alternative characterization or treatment for the Outperformance PLUS, the timing and character of income on the Outperformance PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one possible characterization, U.S. Holders could be required to accrue original issue discount on the Outperformance PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Outperformance PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Outperformance PLUS, and the IRS or a court may not agree with the tax treatment described in this document and the accompanying pricing supplement.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Outperformance PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the  nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other

April 2008	Page 14

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Outperformance PLUS, possibly with retroactive effect.  Both U.S. and non-U.S. investors considering an investment in the Outperformance PLUS should consult their tax advisers regarding the U.S. federal income tax consequences of and investment in the Outperformance PLUS, including possible alternative treatments and the issues presented by this notice.

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Economic interests of the calculation agent and other affiliates of ours may be potentially adverse to the investors.  As calculation agent, MS & Co. will determine the Commodity Index initial value, the SPX Index initial value, the Commodity Index final value, the SPX Index final value, the Commodity Index return, the SPX Index return, the outperformance return and calculate the payment at maturity.  Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any index value in the event of a discontinuance of the index, may affect the payout to you at maturity.

▪
Issuer’s credit ratings may affect the market value.  Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the Outperformance PLUS.

April 2008	Page 15

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Information About the Indices

S&P GSCITM Energy Index—Excess Return
The S&P GSCITM  Energy Index—Excess Return is a sub-index of the S&P GSCITM Index—Excess Return (the “S&P GSCI—ER”).  It represents only the energy components of the S&P GSCITM Index—ER.  The S&P GSCITM Index—ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM Index—ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM Index, the composition of which, on any given day, reflects the “contract production weights” and “roll weights” of the contracts included in the S&P GSCITM Index (discussed below).  The S&P GSCITM Index is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCITM Index is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCITM Index are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCITM Index are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCITM Index are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCITM Index has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCITM Index, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.  For more information see “Description of Outperformance PLUS— S&P GSCITM  Energy Index—Excess Return” in the accompanying preliminary pricing supplement.

S&P 500® Index
The S&P 500® Index, or the SPX Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For more information see “Description of Outperformance PLUS— S&P 500® Index” in the accompanying preliminary pricing supplement

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500”, “500” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Description of Outperformance PLUS—License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information
The following tables set forth the high and low closing values, as well as end-of-quarter closing values, of the Commodity Index and the SPX Index for each quarter in the period from January 1, 2003 through March 24, 2008.  On March 24, 2008, the official settlement price of the Commodity Index was 572.61 and the index closing value of the SPX Index was 1,349.88.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the Commodity Index and the SPX Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Commodity Index and the SPX Index on the valuation date.  We cannot give you any assurance that the performance of the Commodity Index over the term of the Outperformance PLUS will be greater than the performance of the SPX Index so that you will receive a payment at maturity greater than the $10 stated principal amount.

April 2008	Page 16

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

Commodity Index	High	Low	Period End
2003
First Quarter	379.69	280.45	308.39
Second Quarter	333.76	273.39	320.14
Third Quarter	339.87	287.12	308.47
Fourth Quarter	371.60	299.81	352.32
2004
First Quarter	397.10	341.25	383.70
Second Quarter	461.40	368.53	413.39
Third Quarter	518.79	428.68	518.79
Fourth Quarter	586.89	427.22	438.09
2005
First Quarter	564.62	426.69	562.27
Second Quarter	579.88	470.81	533.37
Third Quarter	696.78	535.23	672.46
Fourth Quarter	666.30	531.87	556.66
2006
First Quarter	584.04	484.45	532.15
Second Quarter	595.25	527.91	555.86
Third Quarter	578.65	422.91	434.64
Fourth Quarter	430.51	384.86	388.44
2007
First Quarter	411.75	333.72	411.75
Second Quarter	413.19	382.52	409.22
Third Quarter	457.22	388.17	451.79
Fourth Quarter	539.96	438.13	526.90
2008
First Quarter (through March 24, 2008)	614.05	486.50	572.61

April 2008	Page 17

Outperformance PLUS Due May 20, 2009
Based on the Performance of the S&P GSCITM Energy Index - Excess Return Relative to the S&P 500® Index

SPX Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter (through March 24, 2008)	1,447.16	1,273.37	1,349.88

April 2008	Page 18